SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 6)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MIRANT CORPORATION
(Name of Subject Company (Issuer))
MIRANT CORPORATION
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
60467R100
(CUSIP Number of Class of Securities)
S. Linn Williams
Executive Vice President & General Counsel
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338
(678) 579-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
John J. Kelley III
King & Spalding
1180 Peachtree Street
Atlanta, Georgia 30309
(404) 572-4600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,247,000,000	$133,429
     * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 43,000,000 shares of common stock at the maximum tender offer price of $29.00 per share.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
     ☑ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,429	Filing Party: Mirant Corporation
Form or Registration No.: Schedule TO/005-78781	Date Filed: July 12, 2006
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transaction to which the statement relates:
     ☐   third party tender offer subject to Rule 14d-1.
     ☑   issuer tender offer subject to Rule 13e-4.
     ☐   going private transaction subject to Rule 13e-3.
     ☐   amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     This Amendment No. 6 (“Amendment No. 6”) supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) initially filed by Mirant Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 12, 2006, relating to its offer (the “Offer”) to purchase up to 43,000,000 shares of its common stock, par value $0.01 per share, at a price not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated July 12, 2006 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal (as amended, the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment No. 6 is filed to incorporate the Company’s press release dated August 29, 2006, which announced the final results of the Offer.
ITEM 11. ADDITIONAL INFORMATION
     Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:
     On August 29, 2006, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m. New York City time on Monday, August 21, 2006. A copy of the press release is filed as Exhibit (a)(5)(H) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(5)(H)*	Press release dated August 29, 2006

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2006	MIRANT CORPORATION
	By:	/s/ Thomas Legro
		Name:	Thomas Legro
		Title:	Senior Vice President and Controller

Exhibit Index

(a)(1)(A)	Offer to Purchase dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(A))
(a)(1)(B)	Letter of Transmittal (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(B))
(a)(1)(C)	Notice of Guaranteed Delivery (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(C))
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(D))
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(E))
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)(A)	Press Release, dated July 11, 2006 (Included in Schedule TO filed on July 11, 2006)
(a)(5)(B)	Summary Advertisement dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(5)(B))
(a)(5)(C)	Text of Q & A posted on the Company’s website regarding the Offer (Designated on Amendment No. 1 to Schedule TO filed on July 14, 2006 as Exhibit(a)(5)(C))
(a)(5)(D)
Transcript of Interactive Voice Response Recording for the Company’s Stockholder Services phone line regarding the Offer (Designated on Amendment No. 1 to Schedule TO filed on July 14, 2006 as Exhibit(a)(5)(D))

(a)(5)(E)	Transcript of the Company's earnings conference call on August 9, 2006 (Designated on Amendment No. 2 to Schedule TO filed on August 9, 2006 as Exhibit(a)(5)(E))
(a)(5)(F)	Press release dated August 15, 2006 (Designated on Amendment No. 4 to Schedule TO filed on August 16, 2006 as Exhibit (a)(5)(F))
(a)(5)(G)	Press release dated August 15, 2006 (Designated on Amendment No. 5 to Schedule TO filed on August 15, 2006 as Exhibit (a)(5)(G))
(a)(5)(H)*	Press release dated August 29, 2006
(b)
Amended and Restated Term Facility Commitment Letter between Mirant Asia-Pacific Limited and Credit Suisse, Singapore Branch dated July 10, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (b))

(b)(2)
USD700,000,000 Credit Agreement among Mirant Asia-Pacific Limited, as Guarantor, Mirant Sweden International Ab (Publ), as Borrower, the several lenders from time to time parties thereto, and Credit Suisse, Singapore Branch, as Facility Agent, dated as of July 31, 2006 (Designated on Amendment No. 3 to Schedule TO filed on August 10, 2006 as Exhibit(b)(2))

(b)(3)
Guaranty Agreement, made by Mirant Asia-Pacific Limited in favor of Credit Suisse, Singapore Branch, as Facility Agent, dated as of July 31, 2006 (Designated on Amendment No. 3 to Schedule TO filed on August 10, 2006 as Exhibit(b)(3))

d(1)	Amended and Restated Joint Chapter 11 Plan of Reorganization for Registrant and its Affiliated Debtors (Designated on Form 8-K filed December 15, 2005 as Exhibit 2.1)
d(2)	2005 Omnibus Incentive Compensation Plan (Designated on Form 8-K filed January 3, 2006 as Exhibit 10.1)
d(3)	Form of Stock Option Award Agreement (Designated on Form 8-K filed January 18, 2006 as Exhibit 10.1)
d(4)	Form of Restricted Stock Unit Award Agreement (Designated on Form 8-K filed January 18, 2006 as Exhibit 10.2)
d(5)	Form of Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.31)
d(6)	Form of First Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.61)

d(7)	Form of Second Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.62)
d(8)	Form of Third Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-Q filed October 28, 2003 as Exhibit 10.86)
d(9)	Form of Fourth Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 15, 2005 as Exhibit 10.42)
d(10)	Form of Amended and Restated Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.55)
d(11)	First Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.56)
d(12)	Second Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-Q filed October 27, 2003 as Exhibit 10.87)
d(13)	Third Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 15, 2005 as Exhibit 10.43)
d(14)	Fourth Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.22)
d(15)	2006 Mirant Corporation Deferred Compensation Plan (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.23)
d(16)	Form of Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.57)
d(17)	First Amendment to the Mirant Services Supplement Benefit Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.58)
d(18)	Second Amendment to the Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed April 30, 2003 as Exhibit 10.72)
d(19)	Third Amendment to the Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed March 15, 2005 as Exhibit 10.40)
d(20)	Fourth Amendment to the Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.28)
d(21)	Employment Agreement between Mirant Corporation and Robert M. Edgell (Designated on Form 8-K filed January 4, 2006 as Exhibit 10.1)
d(22)	Employment Agreement between Mirant Corporation and William von Blasingame (Designated on Form 8-K filed December 1, 2005 as Exhibit 10.2)
d(23)	Employment Agreement between Mirant Corporation and James V. Iaco (Designated on Form 8-K filed November 4, 2005 as Exhibit 10.1)
d(24)	Employment Agreement between Mirant Corporation and S. Linn Williams (Designated on Form 8-K filed November 4, 2005 as Exhibit 10.2)
d(25)	Employment Agreement between Mirant Corporation and Edward R. Muller (Designated on Form 8-K filed October 3, 2005 as Exhibit 10.1)
d(26)	2006 Short-term Incentive Plan Description (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.55)
d(27)	2006 Named Executive Officer Base Compensation and Short-term Incentive Targets (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.56)
d(28)	Mirant Corporation 2006 Non-Employee Directors Compensation Plan (Designated on Form 8-K filed May 10, 2006 as Exhibit 10.1)
(g)	Not Applicable
(h)	Not Applicable

*	Filed herewith.

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